Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TORO CORP.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
December 31, 2024 and June 30, 2025
(Expressed in U.S. Dollars – except for share data)

		December 31,	June 30,
ASSETS	Note	2024	2025
CURRENT ASSETS:
Cash and cash equivalents		$37,193,010	$114,666,571
Due from related parties, current	4	6,072,800	5,181,873
Accounts receivable trade, net		416,300	—
Inventories		194,981	121,593
Prepaid expenses and other assets		291,832	1,183,399
Investment in equity securities, current	7	226,566	278,019
Loan to related party, current	4	10,364,205	—
Accrued charter revenue		19,590	84,002
Current assets of discontinued operations	3	495,003	449,807
Total current assets		55,274,287	121,965,264

NON-CURRENT ASSETS:
Vessels, net	4,6	72,767,793	64,062,767
Advances for vessel acquisition	6	—	5,442,500
Due from related parties, non-current	4	1,590,501	1,201,959
Prepaid expenses and other assets, non-current		357,769	—
Deferred charges, net	5	1,081,481	1,787,676
Investment in equity securities, non-current	7	4,647,853	4,647,853
Investment in related parties	4	100,687,500	127,151,902
Loan to related party, non-current	4	90,000,000	—
Total non-current assets		271,132,897	204,294,657
Total assets		$326,407,184	$326,259,921

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Due to related parties	4	338,333	342,221
Accounts payable		770,826	1,812,136
Deferred revenue		984,000	1,010,000
Accrued liabilities		982,636	1,375,736
Current liabilities of discontinued operations	3	1,619,763	1,569,771
Total current liabilities		4,695,558	6,109,864

NON-CURRENT LIABILITIES:
Total non-current liabilities		—	—

Commitments and contingencies	11

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares:140,000 shares issued and outstanding as of December 31, 2024, and June 30, 2025, respectively, aggregate liquidation preference of $140,000,000 as of December 31, 2024, and June 30, 2025, respectively	9	122,665,819	124,223,771
Total mezzanine equity		122,665,819	124,223,771

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value: 3,900,000,000 shares authorized; 19,093,853 shares issued and outstanding as of December 31, 2024, and June 30, 2025, respectively	8,12	19,094	19,094
Preferred shares, $0.001 par value: 100,000,000 shares authorized; Series B preferred shares: 40,000 shares issued and outstanding as of December 31, 2024, and June 30, 2025, respectively	8	40	40
Additional paid-in capital		58,605,224	54,735,464
Retained Earnings		140,421,449	141,171,688
Total shareholders’ equity		199,045,807	195,926,286
Total liabilities, mezzanine equity and shareholders’ equity		$326,407,184	$326,259,921

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the six months ended June 30, 2024 and 2025
(Expressed in U.S. Dollars – except for share data)

		Six months ended June 30,	Six months ended June 30,
	Note	2024	2025
REVENUES:
Time charter revenues	14	$6,516,885	$7,528,174
Voyage charter revenues	14	1,310,662	—
Pool revenues	14	4,019,697	2,068,779
Total vessel revenues		11,847,244	9,596,953

EXPENSES:
Voyage expenses (including $148,123 and $289,644 to related party for the six months ended June 30, 2024 and 2025, respectively)	4,15	(1,076,661)	(626,994)
Vessel operating expenses	15	(4,556,408)	(4,548,328)
Management fees to related parties	4	(945,490)	(919,989)
Provision for doubtful accounts	2	(25,369)	—
Depreciation and amortization	5,6	(2,319,326)	(2,306,700)
General and administrative expenses (including $1,599,000 and $1,648,570 to related party for the six months ended June 30, 2024 and 2025, respectively)	4,12	(4,698,176)	(3,955,945)
Total expenses		$(13,621,430)	$(12,357,956)

Operating loss		$(1,774,186)	$(2,761,003)

OTHER (EXPENSES)/INCOME:
Interest and finance costs		(202,251)	(79,144)
Interest income		4,288,184	1,296,262
Interest income from related party	4	—	1,771,836
Dividend income from related party	4,16	1,263,889	2,620,833
Foreign exchange (losses)/gains		(3,404)	35,744
Dividend income on equity securities	7	4,136	4,623
(Loss)/ Gain on equity securities	7	(13,837)	22,163
Total other income, net		$5,336,717	$5,672,317

Net income and comprehensive income from continuing operations, before taxes		$3,562,531	$2,911,314
Income taxes		(22,497)	—
Net income and comprehensive income from continuing operations, net of taxes		$3,540,034	$2,911,314
Net income and comprehensive income from discontinued operations, net of taxes	3	$19,714,094	$100,766
Net income and comprehensive income		$23,254,128	$3,012,080
Dividend on Series A Preferred Shares	4,13	(707,778)	(703,889)
Deemed dividend on Series A Preferred Shares	9,13	(1,509,700)	(1,557,952)
Net income attributable to common shareholders		$21,036,650	$750,239
(Loss)/earnings per common share, basic, continuing operations	13	(0.012)	0.034
(Loss)/earnings per common share, diluted, continuing operations	13	(0.012)	0.033
Earnings per common share, basic, discontinued operations	13	1.132	0.006
Earnings per common share, diluted, discontinued operations	13	1.132	0.001
Earnings per common share, basic, total	13	1.120	0.040
Earnings per common share, diluted, total	13	1.120	0.034
Weighted average number of common shares, basic	13	17,416,746	17,698,383
Weighted average number of common shares, diluted	13	17,416,746	88,983,383

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEZZANINE EQUITY
For the six months ended June 30, 2024 and 2025
(Expressed in U.S. Dollars – except for share data)

						Treasury stock				Mezzanine equity
	# of Series B Preferred Shares	Par Value of Preferred Series B shares	# of Common shares	Par Value of Common Shares	Additional Paid-in capital	# of shares	Amount	(Accumulated deficit)/ Retained Earnings	Total Shareholders’ Equity	# of Series A Preferred Shares	Mezzanine Equity
Balance, December 31, 2023	40,000	40	19,021,758	19,022	57,244,290	(43,349)	(223,840)	119,701,687	176,741,199	140,000	119,601,410
Net income and comprehensive income	—	—	—	—	—	—	—	23,254,128	23,254,128	—	—
Issuance of restricted stock and compensation cost (Note 12)	—	—	760,000	760	2,616,759	—	—	—	2,617,519	—	—
Repurchase of common shares (Note 8)	—	—	(687,905)	(688)	(3,951,160)	43,349	223,840	—	(3,728,008)	—	—
Dividend on Series A preferred shares (Note 9)	—	—	—	—	—	—	—	(707,778)	(707,778)	—	—
Deemed dividend on Series A preferred shares (Note 9)	—	—	—	—	—	—	—	(1,509,700)	(1,509,700)	—	1,509,700
Balance, June 30, 2024	40,000	40	19,093,853	19,094	55,909,889	—	—	140,738,337	196,667,360	140,000	121,111,110

Balance, December 31, 2024	40,000	40	19,093,853	19,094	58,605,224	—	—	140,421,449	199,045,807	140,000	122,665,819
Net income and comprehensive income	—	—	—	—	—	—	—	3,012,080	3,012,080	—	—
Issuance of restricted stock and compensation cost (Note 12)	—	—	—	—	1,769,877	—	—	—	1,769,877	—	—
Distribution of net assets of Robin Energy Ltd. to shareholders (Note 1)	—	—	—	—	(5,639,637)	—	—	—	(5,639,637)	—	—
Dividend on Series A preferred shares (Note 9)	—	—	—	—	—	—	—	(703,889)	(703,889)	—	—
Deemed dividend on Series A preferred shares (Note 9)	—	—	—	—	—	—	—	(1,557,952)	(1,557,952)	—	1,557,952
Balance, June 30, 2025	40,000	40	19,093,853	19,094	54,735,464	—	—	141,171,688	195,926,286	140,000	124,223,771

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2024 and 2025
(Expressed in U.S. Dollars)

		Six months ended June 30,	Six months ended June 30,
	Note	2024	2025
Cash Flows (used in)/provided by Operating Activities of Continuing Operations:
Net income		$23,254,128	$3,012,080
Less: Net income from discontinued operations, net of taxes		(19,714,094)	(100,766)
Net income from continuing operations, net of taxes		$3,540,034	$2,911,314
Adjustments to reconcile net income from Continuing operations to net cash provided by operating activities:
Depreciation and amortization	5,6	2,319,326	2,306,700
Provision for doubtful accounts		25,369	—
Stock based compensation cost	4,12	2,617,519	1,769,877
Straight line amortization of hire		—	(64,412)
Unrealized loss/(gain) on equity securities	7	20,144	(51,453)
Realized loss on sale of equity securities	7	770	—
Changes in operating assets and liabilities:
Accounts receivable trade, net		776,255	(657,046)
Inventories		(41,108)	(2,544)
Due from/to related parties		76,798	(12,095,124)
Prepaid expenses and other assets		699,902	(957,872)
Accounts payable		(269,899)	933,457
Accrued liabilities		223,883	501,999
Deferred revenue		549,643	26,000
Dry-dock costs paid		(188,753)	(1,108,565)
Net Cash provided by/(used in) Operating Activities from Continuing Operations		10,349,883	(6,487,669)

Cash flow (used in)/provided by Investing Activities of Continuing Operations:
Vessel acquisitions and other vessel improvements	6	(32,610)	—
Advances for vessel acquisition		—	(5,442,500)
Proceeds from repayment of loan to related party	4	—	100,364,204
Purchase of equity securities	7	(3,073,093)	—
Proceeds from sale of equity securities	7	68,234	—
Net cash (used in)/provided by Investing Activities from Continuing Operations		(3,037,469)	94,921,704

Cash flows (used in)/provided by Financing Activities of Continuing Operations:
Payment of Dividend on Series A Preferred Shares	9	(700,000)	(700,000)
Payment for repurchase of common shares	8	(3,728,008)	—
Cash contribution related to Spin-Off	1	—	(10,356,450)
Net cash used in Financing Activities from continuing operations		(4,428,008)	(11,056,450)

Cash flows of discontinued operations:
Net cash provided by Operating Activities from discontinued operations		3,490,003	94,908
Net cash provided by Investing Activities from discontinued operations		32,488,070	—
Net cash used in Financing Activities from discontinued operations		(5,257,200)	—
Net cash provided by discontinued operations		30,720,873	94,908

Net increase in cash, cash equivalents, and restricted cash		33,605,279	77,472,493
Cash, cash equivalents and restricted cash at the beginning of the period		155,585,401	37,197,848
Cash, cash equivalents and restricted cash at the end of the period		$189,190,680	$114,670,341

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$189,190,680	$114,670,341
Restricted cash		—	—
Cash, cash equivalents, and restricted cash		$189,190,680	$114,670,341

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information:

Toro Corp. (“Toro”) was formed on July 29, 2022 as a wholly owned subsidiary of Castor Maritime Inc. (“Castor”, or the “Former Parent Company”) under the laws of the Republic of the Marshall Islands under the name Tankco Shipping Inc. and changed its name to Toro Corp. on September 29, 2022. On March 7, 2023 (the “Distribution Date”), Castor completed the Spin-Off (as defined herein) of Toro based on the terms approved by the independent disinterested directors of Castor following the recommendation of its special committee of independent disinterested directors. In the Spin-Off, Castor separated its tanker fleet from its dry bulk and container fleet by, among other actions, contributing to Toro its interest in the subsidiaries comprising its tanker fleet, each owning one tanker vessel and Elektra Shipping Co. (the “Toro Subsidiaries”) in exchange for (i) 9,461,009 common shares of Toro, (ii) the issuance to Castor of 140,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Toro (the “Series A Preferred Shares”) having a stated amount of $1,000 per share and a par value of $0.001 per share and (iii) the issuance at par to Pelagos Holdings Corp, a company controlled by the Toro’s Chairman and Chief Executive Officer, of 40,000 Series B preferred shares of Toro, par value $0.001 per share (the “Series B Preferred Shares”). Toro’s common shares were distributed on March 7, 2023 pro rata to the shareholders of record of Castor as of February 22, 2023 at a ratio of one Toro common share for every ten Castor common shares. The foregoing transactions are referred to collectively herein as the “Spin-Off”. Toro began trading on the Nasdaq Capital Market (the “Nasdaq”), under the symbol “TORO”.

In addition, Toro entered into various agreements effecting the separation of its business from Castor including a Contribution and Spin-Off Distribution Agreement entered into by Toro and Castor on February 24, 2023 (the “Contribution and Spin-Off Distribution Agreement”), pursuant to which, among other things, (i) Castor agreed to indemnify Toro and the Toro Subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries that Castor retained after the Distribution Date and Toro agreed to indemnify Castor for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or the Toro Subsidiaries, and (ii) Toro agreed to replace Castor as guarantor under the $18.0 million senior secured credit facility with Alpha Bank S.A. (the “$18.0 Million Term Loan Facility”) upon completion of the Spin-Off. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between Castor and Toro and provides Castor with certain registration rights relating to Toro’s common shares, if any, issued upon conversion of the Series A Preferred Shares issued to Castor in connection with the Spin-Off. Following the successful completion of the Spin Off on March 7, 2023, Toro reimbursed Castor for expenses related to the Spin-Off that were incurred by Castor, except for any of these expenses that were incurred or paid by any of Toro’s subsidiaries, after March 7, 2023.

The Spin-off has been accounted for as a transfer of business among entities under common control. Accordingly, these accompanying consolidated financial statements of the Company have been presented as if the Toro Subsidiaries were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the subsidiaries listed below, from their dates of incorporation. As a result, the accompanying consolidated financial statements include the accounts of Toro and its wholly owned subsidiaries (collectively, the “Company”).

On April 14, 2025 (the “Robin Distribution Date”), the Company contributed (a) the subsidiaries constituting the Company’s Handysize tanker segment and (b) $10.4 million in cash to the Company’s wholly owned subsidiary, Robin Energy Ltd. (“Robin”) as a capital contribution, in exchange for (i) the issuance by Robin to Toro of all 2,386,732 of Robin’s issued and outstanding common shares, and 2,000,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Robin, having a stated amount of $25 and a par value of $0.001 per share and (ii) the issuance of 40,000 Series B preferred shares of Robin, par value $0.001 per share, to Pelagos Holdings Corp, a company controlled by the Company’s Chairman and Chief Executive Officer. On the same day, the Company distributed all issued and outstanding shares of Robin to its common shareholders of record as of April 7, 2025, at a ratio of one Robin common share for every eight Company common shares (such transactions collectively, the “Robin Spin-Off”).

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information: (continued)

Robin’s shares commenced trading on the same date on the Nasdaq Capital Market under the symbol “RBNE”. As part of the Robin Spin-Off, Robin entered into various other agreements effecting the separation of Robin’s business from the Company, including a master management agreement with Castor Ships dated April 14, 2025, with respect to its vessels in substantially the same form as the Company’s Master Management Agreement for its vessels and a Contribution and Spin-Off Distribution Agreement dated April 14, 2025 (the “Robin Contribution and Spin-Off Distribution Agreement”), pursuant to which, among other things, the Company agreed to indemnify Robin and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries the Company retains after the Robin Distribution Date and Robin agreed to indemnify the Company for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or its vessel-owning subsidiaries. The Robin Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between the Company and Robin and provides the Company with certain registration rights relating to Robin’s common shares, if any, issued upon conversion of the Robin Series A Preferred Shares issued to the Company in connection with the Robin Spin-Off.

The assets and liabilities of Robin on April 14, 2025, were as follows:

April 14, 2025
Cash and cash equivalents	$186
Accounts receivable trade, net	1,073,346
Due from related parties, current	12,463,643
Inventories	75,932
Prepaid expenses and other assets, current	66,305
Vessels, net	6,713,140
Due from related parties, non-current	388,542
Prepaid expenses and other assets, non-current	357,769
Deferred charges, net	823,411
Accounts payable	(241,481)
Accrued liabilities	(495,426)
Net assets of Robin	21,225,367
Plus Capital contribution as part of Robin Spin-Off	10,356,450
Less Investment in Preferred Shares of Robin issued as part of Robin Spin-Off (refer Note 4(d))	(25,942,180)
Distribution of net assets of Robin to shareholders	$5,639,637

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information: (continued)

The Company is currently engaged in the worldwide transportation of refined petroleum products and liquefied petroleum gas through its vessel-owning subsidiaries.

As a result of the sale of the M/T Wonder Sirius on January 8, 2024, the Company no longer has any Aframax/LR2 vessels. The results of operations and cash flows of the Aframax/LR2 tanker segment, as well as its assets and liabilities, are reported as discontinued operations for all periods presented (Note 3).

Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by Toro’s Chairman and Chief Executive Officer, Petros Panagiotidis, provides ship management and chartering services to the vessels owned by the Company’s vessel-owning subsidiaries with effect from July 1, 2022. Such services are provided through subcontracting agreements with unrelated third-party managers, entered into with the Company’s consent, for all of the Company’s vessels. During the period ended December 31, 2021 and until June 30, 2022, Castor Ships provided only commercial ship management and chartering services to such subsidiaries. As a part of the Spin-Off, the Company entered into a master management agreement with Castor Ships with respect to its vessels in substantially the same form as Castor’s Master Management Agreement previously in place for its vessels. The vessel management agreements with Castor Ships previously entered into for each of the vessels by the applicable vessel-owning subsidiary remain in effect for each such vessel. Upon the acquisition of the LPG carrier vessels in the second and third quarters of 2023, the relevant vessel owning subsidiaries entered into management agreements with Castor Ships on substantially the same terms as the existing vessel-owning subsidiaries.

The wholly owned subsidiaries which are included in the Company’s unaudited interim consolidated condensed financial statements for the periods presented are listed below.

(a)	Consolidated vessel owning subsidiaries:

Company		Country of incorporation	Date of incorporation	Vessel Name	DWT	Year Built	Delivery date to Vessel owning company
1	Zatanna Shipping Co. (“Zatanna”)	Marshall Islands	05/02/2023	LPG Dream Terrax	4,743	2020	May 26, 2023
2	Starfire Shipping Co. (“Starfire”)	Marshall Islands	05/02/2023	LPG Dream Arrax	4,753	2015	June 14, 2023
3	Cyborg Shipping Co. (“Cyborg”)	Marshall Islands	05/02/2023	LPG Dream Syrax	5,158	2015	July 18, 2023
4	Nightwing Shipping Co. (“Nightwing”)	Marshall Islands	05/02/2023	LPG Dream Vermax	5,155	2015	August 4, 2023
5	Quicksilver Shipping Co. (“Quicksilver”) (1)	Marshall Islands	02/10/2022	M/T Wonder Altair	50,303	2021	July 11, 2025

(b)	Consolidated non-vessel owning subsidiaries:

1	Toro RBX Corp. (“Toro RBX”) (2)

(c)	Entities comprising the discontinued operations:

1	Elektra Shipping Co. (“Elektra”) (3)
2	Rocket Shipping Co. (“Rocket”) (4)
3	Drax Shipping Co. (“Drax”) (5)
4	Colossus Shipping Co. (“Colossus”) (6)
5	Hawkeye Shipping Co. (“Hawkeye”) (7)
6	Starlord Shipping Co. (“Starlord”) (8)
7	Gamora Shipping Co. (“Gamora”) (9)

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.	Basis of Presentation and General information: (continued)

(d)	Robin Spin-Off Entities:

Company		Country of incorporation	Date of incorporation	Vessel Name	DWT	Year Built	Delivery date to Vessel owning company
1	Robin Energy Ltd. (“Robin”) (10)	Marshall Islands	—	—	—	—	—
2	Vision Shipping Co. (“Vision”)	Marshall Islands	04/27/2021	M/T Wonder Mimosa	36,718	2006	May 31, 2021
3	Xavier Shipping Co. (“Xavier”) (11)	Marshall Islands	04/27/2021	—	—	—	—

(1)
On May 30, 2025, the Company through Quicksilver entered into an agreement to purchase a 2021-built MR (MR2 class) tanker vessel from an unaffiliated third party for a purchase price of $36.25 million. The Company paid an amount of $5.4 million, which represents a 15% advance of the purchase price as of June 30, 2025. The vessel M/T Wonder Altair was delivered to the Company on July 11, 2025.

(2)	Incorporated under the laws of the Marshall Islands on October 3, 2022, this entity serves as the cash manager of the Company’s subsidiaries with effect from March 7, 2023.
(3)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Arcturus on May 9, 2022, for a gross sale price of $13.15 million and delivery of such vessel to an unaffiliated third-party on July 15, 2022.

(4)
Incorporated under the laws of the Marshall Islands on January 13, 2021, no longer owns any vessel following the sale of the M/T Wonder Polaris on May 18, 2023, for a gross sale price of $34.5 million and delivery of such vessel to an unaffiliated third-party on June 26, 2023.

(5)
Incorporated under the laws of the Marshall Islands on November 22, 2021, no longer owns any vessel following the sale of the M/T Wonder Bellatrix on May 12, 2023, for a gross sale price of $37.0 million and delivery of such vessel to an unaffiliated third-party on June 22, 2023.

(6)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Musica on June 15, 2023, for a gross sale price of $28.0 million and delivery of such vessel to an unaffiliated third-party on July 6, 2023.

(7)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Avior on April 28, 2023, for a gross sale price of $30.1 million and delivery of such vessel to an unaffiliated third-party on July 17, 2023.

(8)
Incorporated under the laws of the Marshall Islands on April 15, 2021, no longer owns any vessel following the sale of the M/T Wonder Vega on September 5, 2023, for a gross sale price of $31.5 million and delivery of such vessel to an unaffiliated third-party on December 21, 2023.

(9)
Incorporated under the laws of the Marshall Islands on January 13, 2021, no longer owns any vessel following the sale of the M/T Wonder Sirius on January 8, 2024, for a gross sale price of $33.8 million and delivery of such vessel to an unaffiliated third-party on January 24, 2024.

(10)
Incorporated under the laws of the Marshall Islands on September 24, 2024. At the Robin Distribution Date, Robin served as the holding company to which the equity interests of the Handysize tanker subsidiaries were contributed.

(11)
Xavier no longer owns any vessel following the sale of the M/T Wonder Formosa on September 1, 2023, for a gross sale price of $18.0 million and delivery of such vessel to an unaffiliated third-party on November 16, 2023.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 15, 2025 (the “2024 Annual Report”).

The accompanying interim condensed consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its condensed consolidated financial position and results of operations for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the entire year.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.	Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the consolidated financial statements for the year ended December 31, 2024, included in the Company’s 2024 Annual Report. There have been no material changes to the Company’s significant accounting policies in the six-month period ended June 30, 2025.

Recent Accounting Pronouncements:

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient for estimating expected credit losses. The amendments are effective for annual reporting periods beginning after December 15, 2025, including interim periods within those annual periods. Early adoption is permitted. The Company is in the process of assessing the impact of ASU 2025-05 on its unaudited condensed consolidated financial statements.

3.	Discontinued operations:

Following the sale of the M/T Wonder Sirius (Note 1), the Company no longer has any Aframax/LR2 vessels. The Company has determined that the disposal of all of its Aframax/LR2 vessels constituted a disposal of an entity’s segment that will have a major effect on the Company’s operations and financial results. In this respect, the results of operations and cash flows of the Aframax/LR2 segment, as well as its assets and liabilities, are reported as discontinued operations for all periods presented in the accompanying unaudited interim condensed consolidated financial statements. The comparative figures in these consolidated financial statements have been adjusted on the basis of presenting separately the discontinued operations’ figures.

The components of assets and liabilities of discontinued operations in the unaudited condensed consolidated balance sheet at December 31, 2024 and June 30, 2025 consisted of the following:

	December 31,	June 30,
	2024	2025
CURRENT ASSETS:
Cash and cash equivalents	$4,836	$3,770
Due from related parties, current	467,701	444,684
Prepaid expenses and other assets	22,466	1,353
Total current assets of discontinued operations	495,003	449,807

NON-CURRENT ASSETS:
Total non-current assets of discontinued operations	—	—

CURRENT LIABILITIES:
Accounts payable	65,117	687
Accrued liabilities	1,554,646	1,569,084
Total current liabilities of discontinued operations	1,619,763	1,569,771

NON-CURRENT LIABILITIES:
Total non-current liabilities of discontinued operations	—	—

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.	Discontinued operations: (continued)

The components of the income from discontinued operations for the six months ended June 30, 2024 and 2025 in the unaudited interim condensed consolidated statements of comprehensive income consisted of the following:

	Six Months Ended June 30,	Six Months Ended June 30,
	2024	2025
REVENUES:
Time charter revenues	1,355	—
Pool revenues	629,825	—
Total vessel revenues	631,180	—

EXPENSES:
Voyage expenses (including $8,007 and $0 to related party for the six months ended June 30, 2024 and 2025, respectively)	(23,741)	117,732
Vessel operating expenses	(352,940)	(12,241)
Management fees to related parties	(24,936)	—
Depreciation and amortization	(35,305)	—
Gain on sale of vessel	19,559,432	—
Total expenses	19,122,510	105,491

Operating income	19,753,690	105,491

OTHER INCOME/(EXPENSES):
Interest and finance costs	(80,853)	(4,747)
Interest income	40,134	—
Foreign exchange gains	1,123	22
Total other expenses, net	(39,596)	(4,725)

Net income and comprehensive income from discontinued operations, before and net of taxes	$19,714,094	$100,766

4.	Transactions with Related Parties:

(a)	Castor Ships:

Details of the Company’s transactions and arrangements with Castor Ships are discussed in Note 3(a) to the consolidated financial statements for the year ended December 31, 2024, included in the Company’s 2024 Annual Report.

As of June 30, 2025, in accordance with the provisions of the Master Management Agreement, effective April 26, 2023, by and among the Company, its shipowning subsidiaries and Castor Ships, Castor Ships had subcontracted to a third-party ship management company the technical management of all the Company’s vessels, except the M/T Wonder Mimosa and LPG Dream Syrax, for which Castor Ships has provided the technical management since June 7, 2023 until April 14, 2025 and November 5, 2024, respectively. Castor Ships pays, at its own expense, the third-party technical management company a fee for the services it has subcontracted to such company without any additional cost to Toro.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties: (continued)

During the six months ended June 30, 2024 and 2025, the Company’s subsidiaries were charged the following fees and commissions by Castor Ships (i) management fees amounting to $945,490 and $919,989, respectively, (ii) charter hire commissions amounting to $148,123 and $289,644, respectively, and (iii) sale and purchase commission from discontinued operations amounting to $338,000 in the six months ended June 30, 2024, related to the sale of the vessel M/T Wonder Sirius which is included in ‘Gain on sale of vessels’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income from discontinued operations.

During the six months ended June 30, 2024 and 2025, the Company was charged by Castor Ships the Flat Management Fee (as defined in 2024 Annual Report) amounting to $1,599,000 and $1,648,570, respectively, which are included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The Master Management Agreement also provides for advance funding equal to two months of vessel daily operating costs to be deposited with Castor Ships as a working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of December 31, 2024 and June 30, 2025, the working capital guarantee advances to Castor Ships amounted to $1,590,501 and $1,201,959, respectively, which are presented in ‘Due from related parties, non-current’ in the accompanying unaudited condensed consolidated balance sheets. As of December 31, 2024 and June 30, 2025, the amounts of $6,072,800 and $5,181,873 of ‘Due from related parties, current’, respectively, represent operating expense payments made on behalf of the Company to the third-party managers and Castor Ships in excess of amounts advanced and advances of expected scheduled drydocking repairs.

In exchange for the management services, effective July 1, 2025, Castor Ships charges and collects (i) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of the Company’s vessels, on all gross income received by the Company’s shipowning subsidiaries arising out of or in connection with the operation of the Company’s vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of any of the Company’s vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income, (ii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel (secondhand or newbuilt),  or (b) the shares of a ship owning entity owning vessel(s) or (c) shares and/or other securities(including equity, debt and loan instruments), and (iii) a capital raising commission at the rate of 1% on all gross proceeds of each capital raising transaction completed by the Company including, without limitation, any equity, debt or loan transactions, operating leasing transactions,  stand-alone derivative and/or swap agreements, other financing arrangements of a similar nature or any refinancing or restructuring thereof.

(b)	Former Parent Company:

In connection with the Spin-Off as discussed in Note 1, on March 7, 2023, Toro issued 140,000 1.00% Series A Preferred Shares to Castor having a stated amount of $1,000 per share and a par value of $0.001 per share (Note 9). The amount of accrued dividend on Series A Preferred Shares due to Castor as of December 31,2024 and June 30, 2025 was $338,333 and $342,221, respectively and is presented net in ‘Due to related parties, current’ in the accompanying unaudited interim condensed consolidated balance sheet.

On August 7, 2023, the Company agreed to purchase 50,000 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of Castor, having a stated value of $1,000 and par value of $0.001 per share (the “Castor Series D Preferred Shares”), for aggregate cash consideration of $50.0 million. The distribution rate on the Castor Series D Preferred Shares is 5.00% per annum, which rate will be multiplied by a factor of 1.3 on the seventh anniversary of the issue date of the Castor Series D Preferred Shares and annually thereafter, subject to a maximum distribution rate of 20% per annum in respect of any quarterly dividend period. Dividends are payable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to Castor’s board of directors’ approval.

The Series D Preferred Shares are convertible, in whole or in part, at the Company’s option to common shares of Castor from the first anniversary of their issue date at the lower of (i) $7.00 per common share, and (ii) the 5-day-value-weighted average price immediately preceding the conversion. On March 27, 2024, Castor effected a 1-for-10 reverse stock split of its common stock without any change in the number of authorized common shares. As a result of the reverse stock split, the number of Castor’s outstanding shares as of March 27, 2024, decreased to 9,662,354 while the par value of its common shares remained unchanged at $0.001 per share. The conversion price of the Castor Series D Preferred Shares is subject to adjustment upon the occurrence of certain events, including the occurrence of splits and combinations (including a reverse stock split) of the common shares and was adjusted to $7.00 per common share on March 27, 2024 from $0.70 per common share following effectiveness of the 1-for-10 reverse stock split. The minimum conversion price of the Series D Preferred Shares is $0.30 per common share.

On December 12, 2024, Toro agreed to purchase for an aggregate consideration of $50,000,000 in cash, an additional 50,000 Castor Series D Preferred Shares. The Company owns all 100,000 outstanding Castor Series D Preferred Shares.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties: (continued)

In connection with the transaction, Castor amended the terms of the Castor Series D Preferred Shares to, among other things: (i) reset the date from which holders of the Castor Series D Preferred Shares may convert their Series D Preferred Shares into common shares of Castor to January 1, 2026 from August 7, 2024, (ii) require that any holder of the Castor Series D Preferred Shares electing to exercise its optional conversion rights convert not less than 500 Castor Series D Preferred Shares into common shares of Castor, and (iii) introduce an additional redemption feature whereby Castor may, at its option, redeem for cash all remaining outstanding Castor Series D Preferred Shares if the number of Series D Preferred Shares outstanding is 30,000 or less. Toro may not dispose of any of the Castor Series D Preferred Shares for a period of 180 days after the closing date of the transaction.

For the six months ended June 30, 2024 and 2025, the Company received a dividend on the Castor Series D Preferred Shares, amounting to $1.3 million and $2.1 million, respectively. As of December 31, 2024 and June 30, 2025, the aggregate value of the investment in Castor amounted to $100,687,500 and $101,104,167, respectively, including $687,500 and $1,104,167 of accrued dividends, respectively, and is included as ‘Investment in related parties’ in the accompanying  unaudited condensed consolidated balance sheet. As of June 30, 2025, the Company did not identify any impairment or any observable prices for identical or similar investments of the same issuer.

On December 11, 2024, Toro entered into a facility agreement with Castor to provide a $100.0 million senior term loan facility to Castor (the “Term Loan”) which was drawn-down on the same date. The Term Loan has a tenor of 5 years, bears interest at the secured overnight financing rate (“SOFR”) plus 1.80% per annum, is guaranteed by ten ship-owning subsidiaries of Castor and is receivable in (a) twenty (20) consecutive quarterly installments, each of  $2,500,000, commencing on March 11, 2025, and (b) a balloon installment in the amount of $50.0 million at its maturity together with the last quarterly installment. The Term Loan is secured by first priority mortgages and first priority general assignments covering insurance policies and requisition compensation over the ten vessels owned by wholly-owned subsidiaries of Castor. The value of these vessels was approximately $235.0 million based on third-party valuations at the time of the drawdown by Castor. Pursuant to the terms of this facility, Castor is also subject to certain negative covenants customary for facilities of this type, which may be waived in Toro’s sole discretion. During the six months ended June 30, 2025, the Term Loan was fully repaid. As result there is no balance under ‘Loan to related party’ as of June 30, 2025 in the accompanying  unaudited condensed consolidated balance sheet. During the six months ended June 30, 2025, the interest income under the Term Loan amounted to $1,771,836 and is presented in ‘Interest income from related party’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The above transactions and their terms were approved by the independent members of the board of directors of each of Castor and the Company at the recommendation of their respective special committees composed of independent and disinterested directors, which negotiated the transaction and its terms.

(c)	Equity incentive plan:

As of June 30, 2025, the Company maintains an Equity Incentive Plan (as defined and discussed in Note 12) under which the Company’s board of directors has made and may make awards of certain securities of the Company or cash to directors, officers and employees of the Company and/or its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates.

The stock based compensation cost for the non-vested shares under the Equity Incentive Plan for the six months ended June 30, 2024 and 2025, amounted to $2,617,519 and $1,769,877, respectively, and is included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
4.	Transactions with Related Parties: (continued)

(d)	Robin Energy Ltd.

As discussed in Note 1, as part of the Robin Spin-Off Toro received 2,000,000 Series A Preferred Shares, having a stated amount of $25 and a par value of $0.001 per share. The Company is the holder of all of the issued and outstanding Series A Preferred Shares (Note 1). The Series A Preferred Shares do not have voting rights. The Series A Preferred Shares are convertible, at their holder’s option, to common shares at any time and from time to time from and after the second anniversary of April 14, 2025. The conversion price for any conversion of the Series A Preferred Shares shall be the lower of (i) 200% of the volume-weighted average price (“VWAP”) of our common shares over the five consecutive trading day period commencing on and including April 14, 2025, and (ii) the VWAP of our common shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion.

As there was no observable market for the Series A Preferred Shares, these were recognized at $25,942,180, being the fair value of the shares determined through Level 2 inputs of the fair value hierarchy by taking into consideration a third-party valuation. The fair value on the initial recognition is deemed to be the cost. The applied valuation methodology was comprised the trifurcation of the value of the Series A Preferred Shares in three components namely, the “straight” preferred stock component, the embedded option component while an incremental value was also ascribed to the conversion at the variable conversion price. The sum of the these components was used to estimate the value for the Series A Preferred Shares at $25,942,180. The valuation methodology and the significant other observable inputs used for each component are set out below:

	Valuation Technique	Unobservable Input	Range (Weighted average)
“Straight” Preferred stock component	Discounted Cash Flow model	• Weighted average cost of Capital	11.88%
Embedded Option Component	Black Scholes	• Volatility	107.92%
		• Risk free rate	4.02%
		• Weighted average cost of Capital	11.88%
		• Strike price	$10.546
		• Share price (April 14, 2025)	$5.80
Incremental value at variable conversion price	Probability adjusted method	• 5-day VWAP and discount to conversion day closing price (5th day)	$4.50 (10% discount)
			$4.00 (20% discount)
		• Probability ascribed for 10% lower 5-day VWAP	75%
		• Probability ascribed for 20% lower 5-day VWAP	25%
		• Assumed share price	$5.00

As of June 30, 2025, the aggregate value of investments in Robin amounted to $26,047,735, including $105,555 of accrued dividends and are separately included as ‘Investments in related party’ in the accompanying unaudited consolidated balance sheet. As of June 30, 2025, the Company did not identify any indications for impairment or any observable prices for identical or similar investments of the same issuer.

Furthermore, Toro is entitled to receive cumulative cash dividends, at the annual rate of 1.00% on the stated amount of $25 per share, of the 2,000,000 Series A Preferred Shares, receivable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to Robin’s Board of Directors approval. For the six months ended June 30, 2024 and 2025, the Company received a dividend on the Robin Series A Preferred Shares, amounting to $0 million and $1,389, respectively. During the six month period ended June 30, 2024 and 2025, dividend income derived from the Company’s investment in Robin amounted to $0 and $106,944 respectively and is presented in ‘Dividend income from related party’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

Following the successful completion of the Spin-Off, Robin will reimburse Toro for expenses related to the Spin-Off and other expenses that have been incurred by Toro. Robin will not reimburse Toro for any of these expenses that were incurred or paid by any of the Robin subsidiaries of Toro after April 14, 2025. As of June 30, 2025, outstanding expenses due to be reimbursed from Robin amounted to $874,289 and is included in ‘Due from related parties, current’, in the accompanying unaudited consolidated balance sheet.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
5.	Deferred Charges, net:

The movement in deferred charges net, which represents deferred dry-docking costs, in the accompanying unaudited condensed consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2024	$1,081,481
Additions	1,826,949
Spin-off of Handysize tanker vessel (Note 1)	(823,410)
Amortization	(297,344)
Balance June 30, 2025	$1,787,676

During the six months ended June 30, 2025, the LPG Dream Arrax and LPG Dream Terrax initiated and completed their scheduled dry-dock repairs.

6.	Vessels, net/Advances for vessel acquisition:

(a)	Vessels, net:

The amounts in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2024	$80,411,456	$(7,643,663)	$72,767,793
Improvements, and other vessel costs	17,470	—	17,470
Spin-off of Handysize tanker vessel (Note 1)	(8,912,837)	2,199,697	(6,713,140)
Depreciation	—	(2,009,356)	(2,009,356)
Balance June 30, 2025	$71,516,089	$(7,453,322)	$64,062,767

(b)	Advances for vessel acquisition:

Advances for vessel acquisition
Balance December 31, 2024	$—
Advances for vessel acquisition	5,442,500
Balance June 30, 2025	5,442,500

On May 30, 2025, the Company, through Quicksilver, entered into an agreement to purchase a 2021-built MR (MR2 class) tanker vessel from an unaffiliated third party for a purchase price of $36.25 million. The Company paid an amount of $5.4 million, which represents a 15% advance of the purchase price. The vessel M/T Wonder Altair was delivered to the Company on July 11, 2025.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
7.	Investment in equity securities:

The amounts of our investment in equity securities in the accompanying unaudited condensed consolidated balance sheets are presented in the table below:

	December 31, 2024	June 30, 2025
Investment in equity securities with readily determinable fair values (a)	$226,566	$278,019
Investment in equity securities without readily determinable fair values (b)	$4,647,853	$4,647,853

(a)	Investment in equity securities with readily determinable fair values

A summary of the movement in equity securities with readily determinable fair values for the six months ended June 30, 2025 is presented in the table below:

Equity securities with readily determinable fair values
Balance December 31, 2024	$226,566
Unrealized gain on equity securities revalued at fair value at end of the period	22,163
Unrealized foreign exchange gain	29,290
Balance June 30, 2025	$278,019

During the six months ended June 30, 2025, the Company received dividends of $4,623 from its investments in equity securities with readily determinable fair values. The investment in equity securities with readily determinable fair values with amount of $278,019 is presented in ‘Investment in equity securities, current’ in the accompanying unaudited condensed consolidated balance sheet.

(b)	Investment in equity securities without readily determinable fair values

During the six months ended June 30, 2025, there was no movement in equity securities without readily determinable fair values and the Company received no dividends from these investments. The investment in equity securities without readily determinable fair values amounting to $4,647,853 is presented in ‘Investment in equity securities, non-current’ in the accompanying unaudited condensed consolidated balance sheet.

As of June 30, 2025, the Company did not identify any impairment or any observable prices for identical or similar investments of the same issuer.

8.	Equity Capital Structure:

Under Toro’s initial Articles of Incorporation dated July 29, 2022, Toro’s authorized capital stock consisted of 1,000 shares par value $0.001 per share. On March 2, 2023, the Company’s articles of incorporation were amended and restated and Toro’s authorized capital stock was increased to 3,900,000,000 common shares, par value $0.001 per share and 100,000,000 preferred shares, par value $0.001 per share. For a further description of the terms and rights of the Company’s capital stock and details of its equity transactions prior to January 1, 2025, please refer to Note 8 to the consolidated financial statements for the year ended December 31, 2024, included in the Company’s 2024 Annual Report. There are no new activities during the six-month period ended June 30, 2025.

As of June 30, 2025, Toro had 19,093,853 common shares issued and outstanding including 2,000,000 restricted common shares issued pursuant to the Equity Incentive Plan (as defined and discussed in Note 12).

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
9.	Mezzanine equity:

Series A Preferred Shares

The Company issued as part of the Spin-Off to Castor 140,000 Series A Preferred Shares with par value of $0.001 and a stated value of $1,000 each. Details of the Company’s Series A Preferred Shares are discussed in Note 9 to the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report.

The Company uses an effective interest rate of 3.71% over the expected life of the preferred stock (being nine years) which is the expected earliest redemption date. This is consistent with the interest method, taking into account the discount between the issuance price and liquidation preference and the stated dividends, including “step-up” amounts. The amount accreted during the six months ended June 30, 2025, was $1,557,952 and is presented as ‘Deemed dividend on Series A Preferred Shares’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

As of June 30, 2025, the net value of Mezzanine Equity amounted to $124,223,771, including the amount of $1,557,952 of deemed dividend on the Series A Preferred Shares in the six months ended June 30, 2025, and is presented as ‘Mezzanine Equity’ in the accompanying unaudited condensed consolidated balance sheet. During the six months ended June 30, 2025, the Company paid to Castor a dividend amounting to $700,000 on the Series A Preferred Shares for the period from October 15, 2024 to April 14, 2025. The accrued amount for the period from April 15, 2025 to June 30, 2025 (included in the dividend period ended July 14, 2025) amounted to $342,221 (Notes 4(b) and 17(b)).

10.	Financial Instruments and Fair Value Disclosures

As of June 30, 2025, the principal financial assets of the Company consist of cash at banks, trade accounts receivable, investment in equity securities and investment in related parties, Castor and Robin, and amounts due from related parties. As of June 30, 2025, the principal financial liabilities of the Company consist of trade accounts payable and amounts due to related parties.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash and cash equivalents, accounts receivable trade, net, amounts due from/to related party/(ies) and accounts payable: The carrying values reported in the unaudited condensed consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short term maturities.

•
Investment in related parties: Investment in related parties is initially measured at the transaction price and subsequently assessed for the existence of any observable market for the Castor Series D Preferred Shares and Robin Series A Preferred Shares, any observable price changes for identical or similar investments and the existence of any indications for impairment. As per the Company’s assessment no such case was identified as at June 30, 2025.

•
Investment in equity securities: The carrying value reported in the accompanying unaudited condensed consolidated balance sheet for investment in equity securities with readily determinable fair values represents its fair value and is considered a Level 1 item of the fair value hierarchy as it is determined though quoted prices in an active market. Investment in equity securities without a readily determinable fair value is initially measured at the transaction price and subsequently assessed for the existence of any observable market and any observable price changes for identical or similar investments and the existence of any indications for impairment. As per the Company’s assessment, no such case was identified as at June 30, 2025.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
10.	Financial Instruments and Fair Value Disclosures: (continued)

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, due from related parties and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

11.	Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, pool operators, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of the date of these unaudited interim condensed consolidated financial statements, management was not aware of any such claims or contingent liabilities that should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(a)	Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of June 30, 2025. Non-cancelable time charter contracts include fixed-rate time charters.

Twelve-month period ending June 30,	Amount
2026	$10,915,194
Total	$10,915,194

(b)	Commitments under purchase agreements

As of June 30, 2025, there was a commitment relating to a purchase agreement of a 2021-built MR (MR2 class) tanker vessel from unaffiliated third party (Note 6) at a price of $36.25 million, amounting to $30.8 million, which represents 85% of its purchase price, payable in cash upon delivery of the vessel. The vessel was delivered in the third quarter of 2025 (Note 17).

12.	Equity Incentive Plan:

As of June 30, 2025, the Company maintains an Equity Incentive Plan (the “Equity Incentive Plan”) under which the Company’s board of directors has made and may make awards of certain securities of the Company or cash to directors, officers and employees (including any prospective director, officer or employee) of the Company and/or its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates. As of June 30, 2025, the Company had no remaining restricted shares available for awards under the Equity Incentive Plan. Details of the Equity Incentive Plan are discussed in Note 12 to the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
12.	Equity Incentive Plan: (continued)

The stock based compensation cost for the non-vested shares under the Equity Incentive Plan for the six months ended June 30, 2024 and 2025 amounted to $2,617,519 and $1,769,877, respectively, and is included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

A summary of the status of the Company’s non-vested restricted shares as of June 30, 2025, and the movement during the six months ended June 30, 2025, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, December 31, 2024	1,440,000	5.14
Vested	(260,000)	4.52
Non-vested, June 30, 2025	1,180,000	5.27

For the six months ended June 30, 2025, 260,000 restricted common shares were vested. The remaining unrecognized compensation cost relating to the shares granted amounting to $2,308,971 as of June 30, 2025, is expected to be recognized over the remaining period of two years, according to the contractual terms of those non-vested share awards.

13.	Earnings/(Loss) Per Common Share:

The computation of (loss)/earnings per share is based on the weighted average number of common shares outstanding during that period.

The Company calculates (loss)/earnings per common share by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the relevant period.

The Company calculates basic (loss)/earnings per share in conformity with the two-class method required for companies with participating securities. The calculation of basic (loss)/earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed.

Diluted (loss)/earnings per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. For the purpose of calculating diluted (loss)/earnings per common share, the weighted average number of diluted shares outstanding includes (i) the conversion of outstanding Series A Preferred Shares (Note 9) calculated with the “if converted” method by using the average closing market price over the reporting periods and (ii) the incremental shares assumed to be issued, determined under the two-class method weighted for the periods the non-vested shares were outstanding, if the two-class method was more dilutive than the treasury stock method. If there is a loss from continuing operations, diluted earnings per common share (EPS) would be computed in the same manner as basic EPS is computed, even if the entity has net income after adjusting for discontinued operations. Thus, the inclusion of the potential common shares from the conversion of outstanding Series A Preferred Shares and the incremental shares assumed to be issued, determined under the two-class or treasury stock method weighted for the periods the non-vested shares were outstanding, in diluted EPS from continuing operations would have an anti-dilutive effect. Therefore, basic EPS and diluted EPS are the same for continuing operations, discontinued operations and net income. The components of the calculation of basic and diluted (loss)/earnings per common share in each of the periods comprising the accompanying unaudited interim condensed consolidated statements of comprehensive income are as follows:

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
13.	Earnings/(Loss) Per Common Share: (continued)

	Six months ended June 30,	Six months ended June 30,
	2024	2025
Net income and comprehensive income from continuing operations, net of taxes	$3,540,034	$2,911,314
Net income and comprehensive income from discontinued operations, net of taxes	19,714,094	100,766
Net income and comprehensive income	$23,254,128	$3,012,080
Dividend on Series A Preferred Shares	(707,778)	(703,889)
Deemed dividend on Series A Preferred Shares	(1,509,700)	(1,557,952)
Undistributed earnings to non-vested participating securities	(1,533,501)	(54,831)
Net income attributable to common shareholders, basic	$19,503,149	$695,408
Undistributed earnings to non-vested participating securities	—	54,831
Undistributed earnings reallocated to non-vested participating securities	—	(11,584)
Dividend on Series A Preferred Shares	—	703,889
Deemed dividend on Series A Preferred Shares	—	1,557,952
Net income attributable to common shareholders, diluted	$19,503,149	$3,000,496
Weighted average number of common shares outstanding, basic	17,416,746	17,698,383
Effect of dilutive shares	—	71,285,000
Weighted average number of common shares outstanding, diluted	17,416,746	88,983,383
(Loss)/ Earnings per common share, basic, continuing operations	$(0.012)	$0.034
(Loss)/ Earnings per common share, diluted, continuing operations	$(0.012)	$0.033
Earnings per common share, basic, discontinued operations	$1.132	$0.006
Earnings per common share, diluted, discontinued operations	$1.132	$0.001
Earnings per common share, basic, total	$1.120	$0.040
Earnings per common share, diluted, total	$1.120	$0.034

14.	Vessel Revenues:

The following table includes the voyage revenues earned by the Company by type of contract (time charters, voyage charters and pool agreements) in each of six-month periods ended June 30, 2024, and June 30, 2025, as presented in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Six months ended June 30,	Six months ended June 30,
	2024	2025
Time charter revenues	6,516,885	7,528,174
Voyage charter revenues	1,310,662	—
Pool revenues	4,019,697	2,068,779
Total Vessel Revenues	$11,847,244	$9,596,953

The Company generates its revenues from time charters and pool arrangements for the six-month period ended June 30, 2025.

The Company typically enters into time charters ranging from one month to twelve months, and, in isolated cases, for longer terms, depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner’s protective restrictions set forth in the agreed charterparty’s terms. Time charter agreements may have extension options that range over certain time periods, which are usually periods of months. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carry only lawful and non-hazardous cargo.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
14.	Vessel Revenues: (continued)

Vessels are also chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of transporting cargo from a loading port to a discharge port. Depending on charterparty terms, freight can be fully prepaid, or be paid upon reaching the discharging destination upon delivery of the cargo, at the discharging destination but before discharging, or during a ship’s voyage.

Prior to the Robin Spin-Off, the Company employed its Handysize vessel in a pool. The main objective of pools is to enter into arrangements for the employment and operation of the pool vessels, so as to secure for the pool participants the highest commercially available earnings per vessel on the basis of pooling the revenue and expenses of the pool vessels and dividing it between the pool participants based on the terms of the pool agreement. The Company typically enters into pool arrangements for a minimum period of six months, subject to certain rights of suspension and/or early termination.

As of December 31, 2024, and June 30, 2025,  there were no ‘Trade accounts receivable, net’, related to voyage charters, respectively.

As of December 31, 2024, and June 30, 2025, there were no deferred assets and no deferred liabilities related to voyage charters, respectively.

15.	Vessel Operating and Voyage Expenses:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Six months ended June 30,	Six months ended June 30,
Voyage expenses	2024	2025
Brokerage commissions	156,644	149,275
Brokerage commissions - related party	148,123	289,644
Port & other expenses	180,970	162,305
Bunkers consumption	589,412	25,770
Loss on bunkers	1,512	—
Total Voyage expenses	$1,076,661	$626,994

	Six months ended June 30,	Six months ended June 30,
Vessel Operating Expenses	2024	2025
Crew & crew related costs	3,025,158	2,997,533
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	774,115	803,294
Lubricants	121,158	78,580
Insurance	210,524	179,295
Tonnage taxes	33,015	32,649
Other	392,438	456,977
Total Vessel operating expenses	$4,556,408	$4,548,328

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
16.	Segment Information:

In the second quarter of 2023, the Company established its LPG carrier operations through the acquisition of two LPG carrier vessels. With effect from the second quarter of 2024, the Company operated in two reportable segments: (i) the Handysize tanker segment and (ii) the LPG carrier segment, each on a continued operations basis. Following the Robin Spin-Off of the Handysize tanker vessel (Note 1) and the acquisition of the new MR (MR2 class) tanker vessel (Note 6 and 18(f)), the former Handysize segment was renamed “MR (Handysize/MR2)” to reflect both the updated fleet composition and strategic continuity of the segment. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews the operating results and allocates capital within the Company. The CODM assesses segment performance using key financial measures, including revenues, operating expenses, segment operating income and net income. These metrics help the CODM assess segment profitability, optimize fleet deployment, control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting chartering strategies, prioritizing fleet expansion or disposals, and optimizing cost efficiencies to enhance profitability and overall segment performance. Further, the transport of refined petroleum products (carried by MR (Handysize/MR2) tanker vessels) and liquefied petroleum gas (carried by LPG carriers) has different characteristics. In addition, the nature of trade, trading routes, charterers and cargo handling of liquefied petroleum gas and  refined petroleum products differs.

The table below presents information about the Company’s reportable segments comprising its continuing operations for the six months ended June 30, 2024 and 2025. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s unaudited interim condensed consolidated financial statements. Segment results are evaluated based on income from operations.

	Six months ended June 30, 2024			Six months ended June 30, 2025
	MR (Handysize/MR2) tanker segment	LPG carrier segment	Total	MR (Handysize/MR2) tanker segment	LPG carrier segment	Total
Time charter revenues	$—	$6,516,885	$6,516,885	$—	$7,528,174	$7,528,174
Voyage charter revenues	—	1,310,662	1,310,662	—	—	—
Pool revenues	4,019,697	—	4,019,697	2,068,779	—	2,068,779
Total vessel revenues	$4,019,697	$7,827,547	$11,847,244	$2,068,779	$7,528,174	$9,596,953
Voyage expenses (including charges from related parties)	(156,626)	(920,035)	(1,076,661)	(266,641)	(360,353)	(626,994)
Vessel operating expenses	(1,135,874)	(3,420,534)	(4,556,408)	(696,733)	(3,851,595)	(4,548,328)
Management fees to related parties	(189,098)	(756,392)	(945,490)	(144,585)	(775,404)	(919,989)
Provision for doubtful accounts	—	(25,369)	(25,369)	—	—	—
Depreciation and amortization	(463,714)	(1,855,612)	(2,319,326)	(415,178)	(1,891,522)	(2,306,700)
Segments operating income/(loss)	$2,074,385	$849,605	$2,923,990	$545,642	$649,300	$1,194,942
Interest and finance costs			(202,251)			(79,144)
Interest income			4,288,184			1,296,262
Interest income from related party			—			1,771,836
Dividend income from related party			1,263,889			2,620,833
Foreign exchange (losses)/gains			(3,404)			35,744
Dividend income on equity securities			4,136			4,623
(Loss)/Gain on equity securities			(13,837)			22,163
Less: Unallocated corporate general and administrative expenses (including related parties)			(4,698,176)			(3,955,945)
Net income and comprehensive income from continuing operations, before taxes			$3,562,531			$2,911,314
Net income and comprehensive income from discontinued operations, before taxes			$19,714,095			$100,768
Net income and comprehensive income, before taxes			$23,276,626			$3,012,082

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
16.	Segment Information: (continued)

A reconciliation of total segment assets to total assets presented in the accompanying unaudited condensed consolidated balance sheets of December 31, 2024, and June 30, 2025, is as follows:

	As of December 31, 2024	As of June 30, 2025
MR (Handysize/MR2) tanker segment	9,666,777	5,408,661
LPG carrier segment	72,241,241	71,646,584
Cash and cash equivalents(1)	37,191,906	114,665,412
Prepaid expenses and other assets(1)	206,812,257	134,089,457
Total assets from continuing operations	$325,912,181	$325,810,114
Total assets from discontinued operations	$495,003	$449,807
Total consolidated assets	$326,407,184	$326,259,921

(1)	Refers to assets of other, non-vessel owning, entities included in the consolidated financial statements.

17.	Subsequent Events:

(a)
Dividend from Castor Series D Preferred Shares: On July 15, 2025, the Company received from Castor a dividend from the Castor Series D Preferred Shares, amounting to $1,250,000 for the dividend period from April 15, 2025 to July 14, 2025.

(b)
Dividend from Robin Series A Preferred Shares: On July 15, 2025, the Company received from Robin a dividend from the Robin Series A Preferred Shares, amounting to $125,000 for the dividend period from April 15, 2025 to July 14, 2025.

(c)
Dividend on Series A Preferred Shares: On July 15, 2025, the Company paid to Castor a dividend on the Series A Preferred Shares, which was declared on June 27, 2025, amounting to $350,000 for the dividend period from April 15, 2025 to July 14, 2025.

(d)
Tender offer: On July 10, 2025, we commenced a tender offer to purchase up to 4,500,000 of our common shares, using funds available from cash and cash equivalents on hand, at a price of $2.75 per share. The tender offer expired at the end of the day, 5:00 P.M., Eastern Time, on August 7, 2025. The Board of Directors determined that it was in the Company’s best interest to repurchase shares at such time given the Company’s cash position and stock price. Based on the final count by the depositary for the tender offer, 20,344 shares, were properly tendered and not properly withdrawn prior to expiration of the tender offer. The Company accepted all of these shares for purchase in accordance with the terms of the tender offer at a price of $2.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, for an aggregate cost of approximately $0.1 million excluding fees relating to the tender offer.

(e)
Sale of LPG Dream Syrax: On July 10, 2025, we entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG Dream Syrax, at a price of $18.0 million. The vessel was delivered to its new owner on September 3, 2025. On July 15, 2025, the Company received deposit from the vessel’s buyer amounting to $1.8 million, or 10% of the purchase price of the vessel, and the balance of $16.2 million upon delivery of the vessel. The terms of the transaction were approved by the independent and disinterested members of the Boards of Toro and Robin, respectively, following the negotiation and recommendation by special committees of the independent and disinterested directors of the Boards of Toro and Robin.

(f)	Acquisition of a 2021-built MR (MR2 class) tanker vessel: The vessel M/T Wonder Altair was delivered to the Company on July 11, 2025 (Note 6).

(g)
Sale of LPG Dream Terrax: On September 16, 2025, we entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG Dream Terrax, at a price of $20.0 million. The vessel was  delivered to its new owner on September 25, 2025. On September 19, 2025, the Company received deposit from the vessel’s buyer amounting to $2.0 million, or 10% of the purchase price of the vessel, and the balance of $18.0 million upon delivery of the vessel. The terms of the transaction were approved by the independent and disinterested members of the Boards of Toro and Robin, respectively, following the negotiation and recommendation by special committees of the independent and disinterested directors of the Boards of Toro and Robin.

(h)
Acquisition of a 2014-built MR (MR2 class) tanker vessel: On September 19, 2025, the Company, through a wholly owned subsidiary, entered into agreement with an unaffiliated third-party to acquire a 2014-built MR (MR2 class) tanker vessel, the M/T Wonder Maia, for a purchase price of $30.3 million. The M/T Wonder Maia was delivered to the Company on September 29, 2025. On September 24, 2025, the Company paid deposit to the vessel’s seller amounting to $3.0 million, or 10% of the purchase price of the vessel, and the balance of $27.3 million is payable upon delivery of the vessel.

(i)
2025 Equity Investment Plan: On September 26, 2025, as the Company had no remaining restricted shares available for awards under the Equity Incentive Plan (Note 12), the Company’s Board of Directors adopted the new Toro Corp. Equity Incentive Plan (“2025 Equity Incentive Plan”), under which the Company’s board of directors may make awards of cash or restricted shares, share options or other share-based awards with respect to up to 3,000,000 of the Company’s common shares to directors, officers and employees of the Company and/or its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates.

(j)
Purchase of Series E Preferred Shares of Castor: On September 29, 2025, the Company agreed to purchase 60,000 Series E Cumulative Perpetual Convertible Preferred shares (the “Series E Preferred Shares”) of Castor having a stated amount of $1,000 each for a total consideration of $60 million, in cash. The distribution rate of the Series E Preferred Shares is 8.75%, paid quarterly, and they are convertible into common shares of Castor from the first anniversary of the issue date at a conversion price equal to the 5-day value weighted average price immediately preceding the conversion, subject to a minimum conversion price of $0.30. Castor may at its option redeem the Series E Preferred Shares, in whole or in part, at any time, on or after October 30, 2025, for a cash consideration equal to 100% of the stated amount plus any accrued and unpaid distributions up until that date. This transaction and its terms were approved by the board of directors of Castor and Toro at the recommendation of their respective independent committees who negotiated the transaction.